    As filed with the Securities and Exchange Commission on August 19, 2009

                                                                 File Nos. 333-
                                                                      811-03365

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

                        Pre-Effective Amendment No. [_]

                       Post-Effective Amendment No. [_]

                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             Amendment No. 352                             [X]
                       (Check Appropriate Box or Boxes)

                   MetLife Investors USA Separate Account A
                          (Exact Name of Registrant)

                    MetLife Investors USA Insurance Company
                              (Name of Depositor)

               5 Park Plaza, Suite 1900 Irvine, California 92614
        (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code
                                (800) 989-3752

                    (Name and Address of Agent for Service)

                              Richard C. Pearson

                                Vice President

                    MetLife Investors USA Insurance Company

                         c/o 5 Park Plaza, Suite 1900

                               Irvine, CA 92614

                                (949) 223-5680

                                  COPIES TO:

                               W. Thomas Conner

                        Sutherland Asbill & Brennan LLP

                        1275 Pennsylvania Avenue, N.W.

                           Washington, DC 20004-2415

                                (202) 383-0590

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING

   As soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     TITLE OF SECURITIES BEING REGISTERED

   Interest in a separate account under individual flexible premium deferred variable annuity contracts.

THE VARIABLE ANNUITY CONTRACT

ISSUED BY

METLIFE INVESTORS USA INSURANCE COMPANY

AND

METLIFE INVESTORS USA SEPARATE ACCOUNT A

METLIFE GROWTH AND GUARANTEED INCOME/SM/

[NOVEMBER 16], 2009

This prospectus describes the single premium deferred variable annuity contract offered by MetLife Investors USA Insurance Company (MetLife Investors USA or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.

The annuity contract has a single investment choice. Your contract value also may be allocated to the Fidelity VIP Money Market Portfolio (the "Money Market Portfolio") under certain circumstances, as described in "Purchase--Free Look". Please see page [12] for more information.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
(INVESTOR CLASS):
FIDELITY VIP FUNDSMANAGER(R) 60% PORTFOLIO

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors USA Variable Annuity contract.

To learn more about the MetLife Investors USA Variable Annuity contract, you can obtain a copy of the Statement of Additional Information (SAI) dated [November 16], 2009. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page [45] of this prospectus. For a free copy of the SAI, or for further information, call us at
(800) 544-2442, or write the Annuity Service Center: P.O. Box 770001, Cincinnati, OH 45277-0050.

THE CONTRACTS:

ARE NOT BANK DEPOSITS
ARE NOT FDIC INSURED
ARE NOT INSURED BY
ANY FEDERAL GOVERNMENT AGENCY
ARE NOT GUARANTEED BY
ANY BANK OR CREDIT UNION MAY BE SUBJECT TO LOSS OF PRINCIPAL

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[NOVEMBER 16], 2009

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

TABLE OF CONTENTS

   INDEX OF SPECIAL TERMS................................................  4
   HIGHLIGHTS............................................................  5
   FEE TABLES AND EXAMPLES...............................................  7
        Investment Option Expenses.......................................  8
        Examples.........................................................  9
        Condensed Financial Information..................................  9
   1.   THE ANNUITY CONTRACT............................................. 10
   2.   PURCHASE......................................................... 11
        Purchase Payments................................................ 11
        Allocation of Purchase Payments.................................. 11
        Free Look........................................................ 12
        Accumulation Units............................................... 12
        Contract Value................................................... 13
        Replacement of contracts......................................... 13
   3.   INVESTMENT OPTIONS............................................... 14
        Money Market Portfolio........................................... 15
        Voting Rights.................................................... 15
        Substitution of Investment Options............................... 15
   4.   EXPENSES......................................................... 16
        Product Charges.................................................. 16
            Variable Account Product Charges............................. 16
            Surrender Charge............................................. 16
        Premium and Other Taxes.......................................... 17
        Exchange Fee..................................................... 17
        Income Taxes..................................................... 17
        Investment Option Expenses....................................... 17
   5.   ANNUITY PAYMENTS (THE INCOME PHASE).............................. 18
        Annuity Date..................................................... 18
        Annuity Income Options........................................... 18
        Additional Information........................................... 20
   6.   ACCESS TO YOUR MONEY............................................. 21
        Systematic Withdrawal Program.................................... 21
        Suspension of Payments or Exchanges.............................. 22
   7.   GUARANTEED WITHDRAWAL BENEFIT FOR LIFE........................... 24
        GWB Amount....................................................... 25
        GWB Value........................................................ 26
        Withdrawals Before Youngest Annuitant Reaches Age 59 1/2......... 26
        Withdrawals in Excess of Annual GWB Amount....................... 27
        Conversion of GWB Amount to Annuity Payments..................... 28
        Additional Information........................................... 28
   8.   PERFORMANCE...................................................... 30
   9.   DEATH BENEFIT DURING THE ACCUMULATION PHASE...................... 31
        Death Benefit.................................................... 31
        General Death Benefit Provisions................................. 32
        Spousal Continuation............................................. 33
   10.  FEDERAL INCOME TAX STATUS........................................ 35
   11.  OTHER INFORMATION................................................ 41
        MetLife Investors USA............................................ 41
        The Variable Account............................................. 41
        Distributor...................................................... 41
        Selling Firm..................................................... 42
        Compensation Paid to Selling Firm................................ 42
        Additional Compensation.......................................... 42
        Requests and Elections........................................... 43
        Confirming Transactions.......................................... 44
        Ownership........................................................ 44
        Legal Proceedings................................................ 44
        Financial Statements............................................. 45
        Table of Contents of the Statement of Additional Information..... 45
   APPENDIX A--Accumulation Unit Values.................................. 46
   APPENDIX B--Death Benefit Examples.................................... 47
   APPENDIX C--Guaranteed Withdrawal Benefit for Life Examples........... 48

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                  PAGE

                          Accumulation Phase.....

                          Accumulation Unit......

                          Annuitant..............

                          Annuity Date...........

                          Annuity Income Options.

                          Annuity Payments.......

                          Beneficiary............

                          Business Day...........

                          Contract Value.........

                          Good Order.............

                          GWB Amount.............

                          GWB Value..............

                          Income Phase...........

                          Investment Options.....

                          Joint Annuitants.......

                          Joint Owners...........

                          Owner..................

                          Purchase Payment.......

                          Variable Account.......

                          Withdrawal Percentage..

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make one purchase payment to us and we agree to make a series of annuity payments at a later date. Your contract value will be invested on a tax-deferred basis in the Fidelity VIP FundsManager(R) 60% Portfolio. The contract is intended for retirement savings or other long-term investment purposes. The contract includes a Guaranteed Withdrawal Benefit for Life (GWB) feature that allows for guaranteed withdrawals that begin when the youngest annuitant reaches age
59 1/2 and last for the life or lives of the annuitant(s). YOU SHOULD PURCHASE THIS CONTRACT ONLY IF YOU ARE BUYING IT FOR THE GWB FEATURE.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the first five contract years, we may assess a 2% surrender charge. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract.

If you choose to annuitize the contract, your annuity payments will be made on a fixed basis. The amount of each payment generally will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals on a tax qualified and non-tax qualified basis. For any tax-qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, exchange rights and limitations, the right to reject purchase payments, the right to assess exchange fees, requirements for unisex annuity rates, and the availability of certain features of the GWB. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.

FREE LOOK. You have the right to cancel the purchase of your contract for at least ten days after you receive it. We assume it will take five days from the day we mail the contract until you receive it. This is called the "Free Look Period". The time you have to return your contract may be longer, depending on the state where you purchase the contract and other factors. Some states allow us to refund your contract value plus any deductions made for premium taxes. Other states and federal tax laws require that we return at least your purchase payment for at least a portion of the Free Look Period.

If your contract is a qualified contract or if state law requires that we return at least the amount of your purchase payment, then your contract will be invested entirely in the Money Market Portfolio for either 15 days or the length of time we are required to return at least the amount of your purchase payment, whichever is longer. This is called the Money Market Period. Then at the close of the business day in which the Money Market Period expires, we will transfer your contract value to the Fidelity VIP FundsManager(R) 60% Portfolio. Together with your contract, we will provide notice to you of the date on which your Free Look Period ends. If you cancel the contract during the Money Market Period, we will return the greater of your purchase payment or your contract value. For other cancellations, we will pay you your contract value. If your contract is a non-qualified contract and state law requires that we return an amount based on your contract value, then your purchase payment will be invested in the Fidelity VIP FundsManager(R) 60% Portfolio beginning on the contract date.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (i.e., certain trusts), gains under the contract are generally not eligible for tax deferral. The owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). A contract generally may have two owners (both of whom must be individuals and who must be spouses).

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

Annuity Service Center
P.O. Box 770001
Cincinnati, Ohio 45277-0050
(800) 634-9361

FEE TABLES AND EXAMPLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or exchange contract value between investment options. State premium taxes of 0% to 3.5% may also be deducted.

Owner Transaction Expenses Table
Surrender Charge (Note 1)                               2%
(as a percentage of amount withdrawn)
Exchange Fee (Note 2)                                   $0
                                       (First 12 per year)
                                                       $25
                                              (Thereafter)

Note 1. If any amount is withdrawn during the first five contract years, a surrender charge may be assessed. Surrender charges are calculated in accordance with the following. (See "Expenses - Surrender Charge.")

Number of Complete Years from             Surrender Charge
Contract Date                      (% of Amount Withdrawn)
-------------                      -----------------------
0                                                        2
1                                                        2
2                                                        2
3                                                        2
4                                                        2
5 and thereafter                                         0

Note 2. Currently, the contract offers only one investment option. In the future, we may make additional investment options available. There is no charge for the first 12 exchanges in a contract year; thereafter the fee is $25 per exchange. MetLife Investors USA is currently waiving the exchange fee, but reserves the right to charge the fee in the future.

The next tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including investment option fees and expenses.

Variable Account Annual Expenses
--------------------------------
(referred to as Variable Account Product Charges)
(as a percentage of average contract value in the variable account)

Mortality and Expense Charge
       Single annuitant                              1.90%
       Joint annuitants                              2.05%

The next table shows the minimum and maximum total operating expenses charged by the investment options that you may pay periodically during the time that you own the contract. An investment option may impose a redemption fee in the future. More detail concerning each investment option's fees and expenses is contained in the prospectus for that investment option and in the following tables.

                                                        Minimum (1) Maximum (2)
                                                        ----------- -----------
Total Annual Portfolio Expenses                               0.32%       0.89%
(expenses that are deducted from investment option
assets, including management fees, 12b-1/service fees,
and other expenses)

Note 1. You may not choose to allocate purchase payment or exchange contract value to the Fidelity VIP Money Market Portfolio. See "Purchase--Free Look" for more information.

Note 2. The total annual portfolio expenses of the Fidelity VIP FundsManager(R) 60% Portfolio include the fees and expenses of the underlying portfolios (Acquired Fund Fees and Expenses).

For information concerning compensation paid for the sale of the contracts, see "Other Information--Distributor."

INVESTMENT OPTION EXPENSES

(as a percentage of the average daily net assets of an investment option)

The following table is a summary. For more complete information on investment option fees and expenses, please refer to the prospectus for each investment option.

                                                                              Acquired     Total
                                                             12b-1/          Fund Fees    Annual
                                                 Management Service    Other       and Portfolio
                                                       Fees    Fees Expenses  Expenses  Expenses
FIDELITY VARIABLE INSURANCE PRODUCTS
   Fidelity VIP FundsManager(R) 60%
     Portfolio (1)                                  0.25%    0.00%    0.00%    0.64%     0.89%
   Fidelity VIP Money Market Portfolio (2)          0.19%    0.00%    0.13%    0.00%     0.32%

Total Annual Portfolio Expenses have not been restated to reflect contractual arrangements under which investment advisers or managers of investment options have agreed to waive and/or pay expenses of the portfolios. Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment options achieved as a result of directed brokerage arrangements. The investment options provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2008.

     (1) The Portfolio is a "fund of funds" that invests substantially all of its assets in other investment companies. Because the Portfolio invests in other investment companies, the Portfolio will bear its pro rata portion of the operating expenses of the underlying investment companies in which it invests, including the management fee.

     (2) You may not choose to allocate purchase payment or exchange contract value to the Fidelity VIP Money Market Portfolio. See "Purchase--Free Look" for more information.

EXAMPLES

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, variable account annual expenses, and investment option fees and expenses.

The Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the Total Annual Portfolio Expenses (including Acquired Fund Fees and Expenses) of 0.89% for the Fidelity VIP FundsManager(R) 60% Portfolio as the investment option fees and expenses. An example based on the Money Market Portfolio's fees and expenses is not presented, because you may not allocate purchase payment or contract value to the Money Market Portfolio (see "Purchase--Free Look" for more information). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

         Time Periods
1 YEAR  3 YEARS 5 YEARS 10 YEARS
------  ------- ------- --------
$       $       $       $

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

         Time Periods
1 YEAR  3 YEARS 5 YEARS 10 YEARS
------  ------- ------- --------
$       $       $       $

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment option. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.

CONDENSED FINANCIAL INFORMATION

Condensed financial information (accumulation unit value information) is located in "Appendix A--Accumulation Unit Values" at the end of this prospectus. At this time, accumulation unit value information is not available because the contract was not offered for sale prior to [November 16], 2009, and therefore there are no accumulation units outstanding as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g. an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

The contract is called a variable annuity because, depending upon market conditions, you can make or lose money in the investment option offered, the Fidelity VIP FundsManager(R) 60% Portfolio. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment option. You bear the full investment risk for all amounts allocated to the variable account.

If you receive a fixed annuity payment option during the income phase, payments are made from our general account assets. Our general account consists of all assets owned by us other than those in the variable account and our other separate accounts. We have sole discretion over the investment of assets in the general account.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase. (Please see "Annuity Payments (The Income Phase)" for more information.)

As owner of the contract, you exercise all interests and rights under the contract. You cannot change the owner, except that a contract owned by a revocable grantor trust may be exchanged to the grantor or to another revocable grantor trust where the grantor is the same individual. The contract generally may be owned by joint owners (limited to two natural persons who must be spouses). We provide more information on this under "Other
Information--Ownership."

Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit--Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same-sex marriage spouse. Accordingly, a purchaser who has or is contemplating a civil union or same-sex marriage should note that such partner/spouse would not be able to receive continued payments after the death of the contract owner under the GWB (see "Guaranteed Withdrawal Benefit for Life").

In addition, for contracts owned by a grantor trust, in order for the spousal beneficiary or joint annuitant to be able to continue the contract after the first annuitant's death, federal income tax law requires that the designated beneficiary must be the annuitant's spouse on the date of the annuitant's death. This may impact certain estate planning considerations which depend on the grantor trust being treated as the designated beneficiary and should be taken into account prior to the purchase of the contract.

2. PURCHASE

PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The purchase payment is due on the date the contract is issued. You may not make additional purchase payments.

The minimum purchase payment we will accept is $50,000.

Generally, you may purchase a tax-qualified contract only with money transferred from a plan qualified under section 401(a) of the Code, a 403(b) mutual fund account or a 403(b) tax sheltered annuity, a governmental 457(b) plan or an IRA. You may purchase a non-qualified contract with money from any source.

If you want to make a purchase payment of more than $1 million, you will need our prior approval.

We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks and corporate checks. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")

We also reserve the right to reject a purchase payment made with cash-like instruments including, but not limited to money orders, cashier's checks, bank drafts, and traveler's checks.

We reserve the right to reject any application or purchase payment. If you are exchanging more than one annuity contract or life insurance policy for this contract, or if your purchase payment will be paid from different sources (e.g. personal check and proceeds from a brokerage account), we will allow the proceeds to be used as the purchase payment for this contract, provided they are received within 90 days of the date the contract is issued. When you are purchasing a contract by exchanging another annuity contract or life insurance policy, or if your purchase payment will be paid from different sources, your contract will be issued on the day we first receive proceeds from your existing annuity contract or life insurance policy, or from any other source.

We reserve the right to revoke the contract if proceeds from all of the exchanged annuity contracts or life insurance policies or other different sources do not equal $50,000 in aggregate. We also reserve the right to not accept any proceeds received more than 90 days after the contract is issued. If the contract is revoked, we will return the contract value without the application of any surrender charges.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment either to the Fidelity VIP Money Market Portfolio or the Fidelity VIP FundsManager(R) 60% Portfolio, depending on the type of contract and state law regarding the Free Look Period (see "Free Look" below). We will temporarily allocate your purchase payment to the Money Market Portfolio for at least 15 days if your contract is a qualified contract or if state law requires that we return at least the amount of your purchase payment if you decide to cancel your contract during the Free Look Period. If your contract is a non-qualified contract and state law requires that we return an amount based on your contract value, then you will be invested in the Fidelity VIP FundsManager(R) 60% Portfolio beginning on the date the contract is issued.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within two
(2) business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within five (5) business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information--Requests and Elections.").

FREE LOOK

The law of the state in which your contract is issued or delivered provides you with the right to cancel the purchase of your contract for a limited period of time. The period varies by state, but is never less than ten days from the day you receive your contract. We assume it will take five days from the day we mail the contract until you receive it.

In some states the length of the Free Look Period may be different depending on the source of funds, the age of the purchaser, or for some other reason. Together with your contract, we will notify you of the date on which your Free Look Period ends.

If your contract is a qualified contract or if state law requires that we return at least the amount of your purchase payment, then your contract will be invested entirely in the Money Market Portfolio for either 15 days or the length of time we are required to return at least the amount of your purchase payment, whichever is longer. At the close of the business day in which the Money Market Period expires, we will transfer your contract value to the Fidelity VIP FundsManager(R) 60% Portfolio. If your contract is a non-qualified contract and state law requires that we return an amount based on your contract value, then you will be invested in the Fidelity VIP FundsManager(R) 60% Portfolio beginning on the contract date.

If you have exchanged more than one annuity contract or life insurance policy for the contract or are funding the purchase payment for the contract from different sources, you should expect that the proceeds from the annuity contracts, life insurance policies or other sources will be received by us on different days. We will allocate the first proceeds we receive to the Money Market Portfolio if your contract is either a qualified contract or state law requires that we return at least the amount of your purchase payment. If your contract is a non-qualified contract and state law requires that we return an amount based on your contract value, we will invest the proceeds in the Fidelity VIP FundsManager(R) 60% Portfolio when we receive them. Your Free Look Period and Money Market Period, if applicable, will commence on the first day we receive proceeds from any of the annuity contracts or life insurance policies you have exchanged from, or from any other source. Any subsequent proceeds that are received after the contract date will be invested according to your most recent allocation instructions unless the Money Market Period, if applicable, has not expired. The receipt of subsequent proceeds will not extend or restart the Free Look Period or the Money Market Period, if applicable, under the contract.

To cancel the purchase of your contract, return the contract to our Annuity Service Center before the end of the Free Look Period, together with a written cancellation request. You may not do this by telephone, fax or through the Internet. Depending on applicable law, we will promptly pay you either your contract value or your purchase payment. Where we are required by state or federal law to return at least the amount of your purchase payment, we will pay you the greater of your contract value or your purchase payment.

ACCUMULATION UNITS

Your contract value will go up or down depending upon the investment performance of the investment options offered. In order to keep track of your contract value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for the investment option by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

    1) dividing the net asset value per share of the investment option at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment option as of that day, by the net asset value per share of the investment option for the previous business day, and

    2) multiplying it by one minus the variable account product charges for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When we receive any portion of the purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to the investment option by the value of the accumulation unit for the investment option.

We calculate the value of an accumulation unit for the investment option after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern Time) and then credit your contract.

       Example:

       On Monday we receive a purchase payment of $50,000 from you before 4:00 p.m. Eastern Time. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Fidelity VIP FundsManager(R) 60% Portfolio is $12.50. We then divide $50,000 by $12.50 and credit your contract on Monday night with 4000 accumulation units for the Fidelity VIP FundsManager(R) 60% Portfolio.

CONTRACT VALUE

CONTRACT VALUE is equal to the sum of your interests in the investment options. Your interest in each investment option is determined by multiplying the number of accumulation units for that investment option by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.

3. INVESTMENT OPTIONS

The contract offers two INVESTMENT OPTIONS, which are listed below. However, you may not choose to allocate the purchase payment or exchange contract value to the Money Market Portfolio (see "Money Market Portfolio" below for more information). Additional investment options may be available in the future.

You should read the prospectuses for these funds carefully. Copies of these prospectuses will accompany or precede the delivery of your contract. You can obtain copies of the fund prospectuses by calling us at: (800) 544-2442. You can also obtain information about the funds (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov. Certain investment options described in the fund prospectuses may not be available with your contract. A summary of advisers, subadvisers, and investment objectives for each investment option is listed below.

The investment objectives and policies of certain of the investment options may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment options may be offered to insurance company variable accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment options may conflict. The investment options will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

We select the investment options offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm.

We review the investment options periodically and may remove an investment option or limit its availability to new purchase payments and/or exchanges of contract value if we determine that the investment option no longer meets one or more of the selection criteria, and/or if the investment option has not attracted significant allocations from contract owners. In some cases, we have included investment options based on recommendations made by selling firms. These selling firms may receive payments from the investment options they recommend and may benefit accordingly from the allocation of contract value to such investment options.

We do not provide any investment advice and do not recommend or endorse any particular investment option. You bear the risk of any decline in the contract value of your contract resulting from the performance of the investment options you have chosen.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
(Investor Class)

Fidelity(R) Variable Insurance Products is a variable insurance product fund with multiple portfolios. Investor Class shares of the following portfolios are offered under the contract:

    .  Fidelity VIP FundsManager(R) 60% Portfolio

    Strategic Advisers(R), Inc. is the investment manager of the Fidelity VIP FundsManager(R) 60% Portfolio. The Fidelity VIP FundsManager(R) 60% Portfolio seeks high total return.

    .  Fidelity VIP Money Market Portfolio

    Fidelity Management & Research Company is the investment manager of the Money Market Portfolio, and Fidelity Investments Money Management, Inc. and Fidelity Research & Analysis Company serve as subadvisers. The Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.

MONEY MARKET PORTFOLIO

We may allocate contract value under certain circumstances (see "Purchase--Free Look") to the Money Market Portfolio. You may not choose to allocate or exchange contract value to the Money Market Portfolio.

VOTING RIGHTS

We are the legal owner of the investment option shares. However, we believe that when an investment option solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment options or a particular investment option is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment option or investment options without your consent. The substituted investment option may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment options to allocation of purchase payments or contract value, or both, at any time in our sole discretion.

4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

VARIABLE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our variable account product charges (the mortality and expense charge). We do this as part of our calculation of the value of the accumulation units.

We assess a daily mortality and expense charge that is equal, on an annual basis, to 1.90% (for a single annuitant) or 2.05% (for joint annuitants) of the average daily net asset value of each investment option.

This charge compensates us for mortality risks we assume for the lifetime withdrawal, annuity payment and death benefit guarantees made under the contract. These guarantees include allowing lifetime withdrawals and making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract.

The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

SURRENDER CHARGE

We impose a surrender charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). A surrender charge is assessed against any amount withdrawn during the first five contract years (including amounts withdrawn pursuant to a request to divide the assets of a contract due to divorce), except as described below.

The surrender charge is calculated at the time of each withdrawal in accordance with the following:

Number of Complete Years from         Surrender Charge
Contract Date                  (% of Amount Withdrawn)
-------------                  -----------------------
      0                                   2
      1                                   2
      2                                   2
      3                                   2
      4                                   2
      5 and thereafter                    0

For a partial withdrawal, you may elect to have the surrender charge deducted either from the remaining contract value, if sufficient, or from the amount withdrawn. If the remaining contract value is not sufficient, the surrender charge is deducted from the amount withdrawn.

We do not assess the surrender charge on any amounts paid out as annuity payments or as death benefits. Also, no surrender charge will apply to withdrawals under the GWB feature that are less than or equal to the GWB Amount. However, a surrender charge will be assessed on withdrawals prior to the youngest annuitant reaching age 59 1/2 or, thereafter, on any withdrawals in excess of the GWB Amount (see "Guaranteed Withdrawal Benefit for Life" for more information). In addition, we will not assess the surrender charge on required minimum distributions from qualified contracts made through the Systematic Withdrawal Program but only as to amounts required to be distributed from this contract. (See "Access To Your Money--Systematic Withdrawal Program" for more information.)

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

EXCHANGE FEE

Currently, the contract offers only one investment option. In the future, we may make additional investment options available, in which case you may be able to exchange contract value between investment options. We currently allow unlimited exchanges without charge during the accumulation phase. However, we have reserved the right to limit the number of exchanges to a maximum of 12 per year without charge and to charge an exchange fee of $25 for each exchange greater than 12 in any year. The exchange fee is deducted from the investment option from which the exchange is made. However, if the entire interest in an account is being exchanged, the exchange fee will be deducted from the amount which is exchanged.

If the exchange is part of a pre-scheduled exchange program, it will not count in determining the exchange fee.

INCOME TAXES

We reserve the right to charge the variable account for any future federal income taxes we may incur with respect to the variable account's operations.

INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of each investment option, which are described in the fee table in this prospectus and the investment option prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment option.

5. ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the oldest owner's (or, for contracts owned by certain trusts, the oldest annuitant's) 95th birthday (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the first day of the calendar month after the annuitant's 95th birthday. You can change the annuity date at any time before the annuity date with 30 days prior notice to us, subject to restrictions that may apply in your state.

ANNUITY INCOME OPTIONS

You can choose among income plans. We call those ANNUITY INCOME OPTIONS. We ask you to choose an annuity income option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

You will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments. The dollar amount of each annuity payment will not change.

The contract offers two annuity income options. Unless you elect another annuity income option prior to the annuity date or you elect an earlier annuity date, the contract will default to annuity income option (1).

     ANNUITY INCOME OPTION (1). Under annuity income option (1), on the annuity date, we compare the contract value to the adjusted purchase payment. At contract issue, the adjusted purchase payment is equal to the purchase payment. The adjusted purchase payment is reduced by withdrawals as follows:

     If total withdrawals in any contract year do not exceed the GWB Amount for that same contract year, the adjusted purchase payment is reduced by the dollar amount of the withdrawal(s).

     If you make withdrawals before the youngest annuitant reaches age 59 1/2, the adjusted purchase payment will be reduced for each such withdrawal as follows:

           1) At the end of the valuation period in which you make the withdrawal, we divide the withdrawal by what the contract value would have been at the end of the valuation period had you not taken the withdrawal. The result is the percentage factor used to calculate the reduction to the adjusted purchase payment.

           2) Multiply the percentage determined in (1) by the adjusted purchase payment immediately before the withdrawal. The result is the amount by which the adjusted purchase payment is reduced.

     If you make withdrawals on or after the date the youngest annuitant reaches age 59 1/2 and the total withdrawals in a contract year are greater than the GWB Amount for that contract year, then the adjusted purchase payment will be reduced by the amount of the GWB Amount for that contract year, then further reduced for each such withdrawal as follows:

       1) Determine the portion of the most recent withdrawal, in combination with the sum of all other withdrawals taken in the current contract year, that exceeds the GWB Amount for that contract year.

       2) Determine what the contract value would have been at the end of the valuation period had you NOT taken the withdrawal, less any portion of the most recent withdrawal that is eligible to be applied to the GWB Amount in that contract year.

       3) Determine the percentage reduction in the adjusted purchase payment by dividing the amount determined in (1) by the amount determined in
          (2).

       4) Multiply the percentage determined in (3) by the adjusted purchase payment prior to the excess withdrawal.

     Take the adjusted purchase payment prior to the excess withdrawal and reduce it by the amount determined in (4).

       . If the adjusted purchase payment is greater than or equal to the contract value, you will receive annuity income payments equal to your eligible GWB Amount (see "Guaranteed Withdrawal Benefit for Life" for more information) that will be paid to you as annuity payments until there is no longer any living annuitant.

          If on the death of the last surviving annuitant the total of all annuity payments on or after the annuity date is less than the adjusted purchase payment, we will pay to the beneficiary the GWB Amount as annuity income payments until the total payments made to the annuitant(s) and beneficiary (or if there is no living beneficiary to the last surviving beneficiary's estate) are equal to the adjusted purchase payment.

       . If the contract value on the annuity date is greater than the adjusted purchase payment, you will receive annuity income payments equal to the greater of (a) or (b), where (a) is your eligible GWB Amount and (b) is the amount of annuity payments that will be paid to you by applying your contract value determined as of the annuity date (less premium and other taxes) to annuity income purchase rates that will pay you monthly annuity payments terminating with the last payment due prior to the death of the last living annuitant.

          If on the death of the last surviving annuitant the total of all annuity income payments on or after the annuity date is less than the contract value on the annuity date, we will refund the difference to your beneficiary (or if there is no living beneficiary to the last surviving beneficiary's estate).

Annuity income option (1) is only available on the latest possible annuity date unless the contract is converted to an annuity income option as described in "Guaranteed Withdrawal Benefit for Life--Conversion of GWB Amount To Annuity Payments."

ANNUITY INCOME OPTION (2). You may have the contract value determined as of the annuity date (less premium and other taxes) applied to annuity income purchase rates that will pay you monthly annuity payments until there is no longer any living annuitant or for 120 monthly payments, whichever is longer.

If the surviving annuitant dies before we have made all annuity payments due under the contract, any remaining annuity payments will be paid to the beneficiary or if there is no living beneficiary to the last surviving beneficiary's estate. The beneficiary or estate may choose instead to receive the present value of the remaining annuity payments in a lump sum. The present value is determined by commuting the future guaranteed annuity income using the annuity income purchase rates in effect at that time.

     This annuity income option is available on any annuity date. If elected, benefits under the GWB feature will terminate.

ADDITIONAL INFORMATION

If your annuity payments would be or become less than $20 a month, we have the right to change the frequency of payments so that your annuity payments are at least $20.

We may require proof of age or sex of an annuitant before making any annuity payments under the contract that are measured by the annuitant's life. If an annuitant's age or sex has been misstated, we will adjust the amount of monthly annuity income to the amount that would have been provided at the correct age or sex. Once annuity income has begun, any overpayments or underpayments, with interest at 6% per annum, will be, as appropriate, deducted from or added to the payment or payments made after the adjustment.

In the event that you purchased the contract as a tax-qualified contract, you must take distribution of the contract value in accordance with the minimum required distribution rules set forth in applicable tax law. Under certain circumstances, you may satisfy those requirements by electing an annuity option. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death. (See "Federal Income Tax Status" and the Statement of Additional Information for more details.)

6. ACCESS TO YOUR MONEY

You can have access to the money in your contract by making a withdrawal (either a partial or a complete withdrawal) or by electing to receive annuity payments. Your beneficiary can have access to the money in the contract when a death benefit is paid.

Under most circumstances, withdrawals can only be made during the accumulation phase. Partial withdrawals before the youngest annuitant reaches age 59 1/2 or withdrawals that exceed the Guaranteed Withdrawal Benefit Amount allowed under the Guaranteed Withdrawal Benefit For Life feature may significantly impact the Guaranteed Withdrawal Benefit Amount by proportionally reducing the value upon which the benefit is determined. (See "Guaranteed Withdrawal Benefit for Life" for more information.)

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the contract value of the contract at the end of the business day when we receive a written request for a withdrawal, less any applicable surrender charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the investment option(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $50. You may request partial withdrawals by sending a letter to the Annuity Service Center or calling us there. Withdrawals by telephone or internet (where otherwise available) are limited as follows: (1) no withdrawal may be for more than $100,000; (2) total telephone withdrawals in a seven day period cannot total more than $100,000; and (3) if we have recorded an address change for an owner during the past 15 days, the limits in (1) and (2) become $10,000. We reserve the right to change telephone and internet withdrawal requirements or limitations.

We will pay the amount of any withdrawal from the variable account within seven days of when we receive the request in good order unless the suspension of payments or exchanges provision is in effect.

We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (I.E., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

In order to withdraw all or part of your contract value, you must submit a request to our Annuity Service Center. (See "Other Information--Requests and Elections."). We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or last owner's death.

There are limits to the amount you can withdraw from certain tax-qualified contracts. (See "Federal Income Tax Status.")

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

SYSTEMATIC WITHDRAWAL PROGRAM

You may use the Systematic Withdrawal Program to make withdrawals in an amount up to your eligible GWB Amount on a periodic basis. Systematic withdrawals must be at least $50 on a monthly, quarterly, semi-annual or annual basis. If you make an additional withdrawal that is not part of a Systematic Withdrawal Program, we will terminate the program for the remainder of the contract year, and you must re-enroll to start a new Systematic Withdrawal Program.

Your Systematic Withdrawal Program transactions will take place on the first day of the month for the period you selected. If the New York Stock Exchange is closed on the scheduled day in a particular month, the withdrawal will take place on the next business day.

If your contract is a qualified contract and you are subject to required minimum distributions ("RMD") under the Code, you must agree to receive your RMD through our Systematic Withdrawal Program so that we do not treat that part of your RMD that exceeds the GWB Amount as an excess withdrawal. (See "Guaranteed Withdrawal Benefit for Life--Withdrawals in Excess of Annual GWB Amount" for more information.)

In order to receive the greater of your eligible GWB Amount or RMD, you must agree to the following conditions:

     (1) You must elect to receive the greater of the GWB Amount and the RMD and authorize us to calculate the RMD for you;

     (2) The RMD for a calendar year will be determined by us exclusively from the contract value of this contract;

     (3) No RMD withdrawal may occur until after December 31st of the calendar year in which your contract was issued;

     (4) If the contract was purchased prior to your reaching age 70 1/2, your first RMD must be withdrawn in the calendar year in which you reach age 70 1/2 (even though the Code allows you to delay your first RMD until April 1/st/ of the following calendar year). We require this because only one calendar year's RMD will qualify for the exception to withdrawals in excess of the GWB Amount; and

     (5) If you make a withdrawal other than through this Systematic Withdrawal Program, you will no longer be eligible to receive the greater of the RMD or GWB Amount during that contract year, and any amounts withdrawn in excess of the GWB Amount will be considered excess withdrawals (see "Guaranteed Withdrawal Benefit for Life--Withdrawals in Excess of Annual GWB Amount"). The Systematic Withdrawal Program will terminate and you must re-enroll in the Systematic Withdrawal Program for the next contract year.

We reserve the right to limit or modify this Systematic Withdrawal Program if we determine that the program will cause us to distribute during any contract year an amount more than the greater of the GWB Amount or the RMD for any calendar year.

Each Systematic Withdrawal may be subject to federal income taxes, including any penalty tax that may apply. We reserve the right to modify or discontinue the Systematic Withdrawal Program except as necessary to meet RMD withdrawals as described above. (For a discussion of the surrender charge, see "Expenses" above.)

SUSPENSION OF PAYMENTS OR EXCHANGES

We may be required to suspend or postpone payments for withdrawals or exchanges for any period when:

    . the New York Stock Exchange is closed (other than customary weekend and holiday closings);
    .  trading on the New York Stock Exchange is restricted;
    . an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment options is not reasonably practicable or we cannot reasonably value the shares of the investment options;
    . or during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for exchanges, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7. GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

Your contract is issued with a living benefit feature that offers protection against market risk (the risk that your investments may decline in value or underperform your expectations). This feature is called the Guaranteed Withdrawal Benefit for Life (GWB).

The GWB guarantees that when the youngest annuitant reaches age 59 1/2, you are eligible to withdraw a specific amount each contract year called the Guaranteed Withdrawal Benefit Amount ("GWB Amount"). The GWB Amount, described below, is available for withdrawal each contract year during the annuitant(s)' lifetime regardless of your contract value. You may make partial withdrawals up to the GWB Amount during the contract year. You are not required to make any withdrawals. However, unused portions of the GWB Amount are not cumulative and do not carry over into future contract years.

The GWB Amount is determined each contract year by multiplying the Guaranteed Withdrawal Benefit Value ("GWB Value"), described below, by the Withdrawal Percentage, also described below. The GWB Value does not establish or guarantee any contract value or minimum return for any investment option and cannot be taken as a lump sum. Income taxes and penalties may apply to your withdrawals.

No benefit is payable until the youngest annuitant reaches age 59 1/2. Withdrawals prior to the youngest annuitant reaching 59 1/2 will decrease the GWB Value as described below in "Withdrawals Before Youngest Annuitant Reaches Age 59 1/2". The annuitant(s) will be listed on the contract and may not be changed after the contract date.

You should carefully consider when to begin taking withdrawals. If you begin taking withdrawals too soon, you may limit the value of the GWB feature. For example, taking your first withdrawal at a younger age may result in a lower Withdrawal Percentage. However, if you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy).

At any time during the accumulation phase, you can elect to annuitize under current annuity rates. This may provide higher income amounts if the current annuity option rates applied to the contract value on the annuity date exceed the GWB Amount payments. Also, after-tax annuity income payment amounts provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GWB feature. (See "Federal Income Tax Status")

TAX TREATMENT. The tax treatment of withdrawals under the GWB feature is uncertain. It is conceivable that the amount of potential gain could be determined based on the GWB Value at the time of the withdrawal, if the GWB Value is greater than the contract value (prior to surrender charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the contract. Consult your tax advisor prior to purchase.

MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this feature, your annual withdrawals cannot exceed the GWB Amount each contract year. In other words, you should not take excess withdrawals. If you do take an excess withdrawal, we will reduce the GWB Value proportionately (as described below) and reduce the GWB Amount to the new GWB Value multiplied by the applicable Withdrawal Percentage. These reductions in the GWB Value and GWB Amount may be significant. You are still eligible to receive lifetime payments so long as the withdrawal that exceeded the GWB Amount did not cause your contract value to decline to zero. IF THE CONTRACT VALUE IS REDUCED TO ZERO BECAUSE YOU MAKE A FULL WITHDRAWAL AND TOTAL WITHDRAWALS IN THAT CONTRACT YEAR (INCLUDING THE WITHDRAWAL THAT REDUCES THE CONTRACT VALUE TO ZERO) EXCEED THE GWB AMOUNT, YOUR CONTRACT WILL BE TERMINATED AND YOU WILL NOT RECEIVE LIFETIME PAYMENTS.

You are not required to withdraw the full GWB Amount each year. However, if you choose to receive only a part of your GWB Amount in any given contract year, your GWB Amount is not cumulative and your GWB Value and GWB Amount will not increase as a result of taking a smaller withdrawal. For example, if your Withdrawal Percentage is 5%, you cannot withdraw 3% of the GWB Value in one year and then withdraw 7% of the GWB Value the next year without making an excess withdrawal in the second year.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to
Section 401(a)(9) of the Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your GWB Amount. If you enroll in the Systematic Withdrawal Program (see "Access to Your Money--Systematic Withdrawal Program"), we will not treat that part of your RMD that exceeds the GWB Amount as an excess withdrawal. You must be enrolled in the Systematic Withdrawal Program to qualify for this exception. The calculation of required distributions is based only on information relating to this contract only. To enroll in the Systematic Withdrawal Program, please contact our Annuity Service Center.

GWB AMOUNT

The initial GWB Amount is determined by multiplying the applicable Withdrawal Percentage by the GWB Value. Once the GWB Amount is determined for a contract year, it will not change for the rest of that contract year. On each subsequent contract anniversary, the GWB Amount may change as described below.

Before the youngest annuitant reaches the age of 59 1/2, the GWB Amount is zero.

Once the youngest annuitant reaches age 59 1/2, your first withdrawal will establish a Withdrawal Percentage that will never change.

If the contract has two annuitants on the contract date and one annuitant dies before a Withdrawal Percentage is determined, the age of the surviving annuitant will be used to determine the applicable Withdrawal Percentage from the table below. If you never take a withdrawal before the latest possible annuity date, a 6% Withdrawal Percentage will be used to establish your eligible GWB Amount on the latest possible annuity date.

Youngest Annuitant's Age  Withdrawal Percentage
------------------------  ---------------------
     59 1/2 - 64                    4%
     65 - 75                        5%
     76 and older                   6%

On each contract anniversary, a new GWB Amount will be calculated by multiplying the Withdrawal Percentage established by your first withdrawal after the youngest annuitant reaches age 59 1/2 by the GWB Value on that same contract anniversary.

Generally, your new GWB Amount will be equal to or greater than the first GWB Amount established following the first withdrawal after the youngest annuitant reached 59 1/2 as long as total withdrawals in any contract year do not exceed the GWB Amount for that same contract year.

Each time you make a withdrawal, your contract value will be reduced by the amount of the withdrawal. However, if total withdrawals in any contract year exceed the GWB Amount for that same contract year, there will be a proportionate reduction in your GWB Value as described below which may result in a lower GWB Amount in future contract years.

See Appendix C for examples of how your GWB Amount is calculated.

GWB VALUE

The GWB Value is a value that is used to determine the GWB Amount each contract year once you make your first withdrawal after the youngest annuitant reaches age 59 1/2. Your contract will also have a GWB Value prior to the date the youngest annuitant reaches age 59 1/2, and during that time the GWB Value may increase or decrease as described below.

The GWB Value on the contract date is equal to the purchase payment. If you make withdrawals before the youngest annuitant reaches age 59 1/2 the GWB Value will be reduced proportionately. (See "Withdrawals Before Youngest Annuitant Reaches Age 59 1/2" below). Similarly, if you make withdrawals after the youngest annuitant reaches age 59 1/2 and the total withdrawals in a contract year are greater than the GWB Amount for that contract year, then the GWB Value will be reduced proportionately. (See "Withdrawals in Excess of Annual GWB Amount" below.)

On each contract anniversary prior to the oldest annuitant turning age 85, the GWB Value is compared to the contract value to determine whether the GWB Value should be increased. If the contract has joint annuitants and the oldest annuitant dies before the contract anniversary that falls on or after his or her 85/th/ birthday, the surviving annuitant's age will be used. However, if the oldest annuitant dies on or after the contract anniversary that falls on or after his or her 85/th/ birthday, the GWB Value will not increase.

If the contract value is lower than the GWB Value, the GWB Value will not change.

If the contract value is greater than the GWB Value, the GWB Value will be automatically increased to equal the contract value. If you make a withdrawal on the contract anniversary, the withdrawal will be deducted from the contract value after it is compared to the GWB Value.

Any new GWB Value will be used to determine the GWB Amount for the rest of that contract year, provided the youngest annuitant has reached age 59 1/2 and a Withdrawal Percentage has been established by your first withdrawal of a GWB Amount.

WITHDRAWALS BEFORE YOUNGEST ANNUITANT REACHES AGE 59 1/2

You are not eligible to withdraw any part of the GWB Amount until the youngest annuitant reaches age 59 1/2. If you make a withdrawal before the youngest annuitant reaches age 59 1/2, the GWB Value is reduced by a percentage determined by dividing the withdrawal amount by the contract value at time of the withdrawal. We calculate the new GWB Value as follows.

     (1) At the end of the valuation period (a "valuation period" is the period of time between one determination of the value of accumulation units to the next determination on the following business day) in which you make the withdrawal, we divide the withdrawal by what the contract value would have been at the end of the valuation period had you not taken the withdrawal. The result is the percentage factor used to calculate the reduction in the GWB Value.

     (2) Multiply the percentage determined in (1) by the GWB Value immediately before the withdrawal. The result is the amount by which the old GWB Value is reduced.

For example, assume your contract has one annuitant who is age 55 and you made a $25,000 purchase payment:

       . If you make no withdrawals during the first contract year your GWB Value would be $25,000 for the whole contract year.

       . Assume that your contract value is $30,000 later in that contract year and you make one $5,000 withdrawal ($4,900 of which would be paid to you after deduction of a $100 surrender charge).

    . Your GWB Value would be reduced by 16.67% ($5,000 withdrawal amount divided by $30,000 contract value).

    . The result is a new GWB Value of $20,833 ($25,000 GWB Value minus [$25,000 multiplied by 16.67%]) .

WITHDRAWALS IN EXCESS OF ANNUAL GWB AMOUNT

If you withdraw more than the GWB Amount in any contract year on or after the youngest annuitant reaches age 59 1/2, the GWB Value is reduced by an amount equal to the percentage determined by dividing the portion of a withdrawal that is in excess of the GWB Amount for that contract year ("excess withdrawal") by the contract value at time of the excess withdrawal, as described below. The new GWB Value following an excess withdrawal is calculated as follows:

    1) Determine the portion of the most recent withdrawal, in combination with the sum of all other withdrawals taken in the current contract year, that exceeds the GWB Amount for that contract year.

    2) Determine what the contract value would have been at the end of the valuation period had you NOT taken the withdrawal, less any portion of the most recent withdrawal that is eligible to be applied to the GWB Amount in that contract year.

    3) Determine the percentage reduction in GWB Value by dividing the amount determined in (1) by the amount determined in (2).

    4) Multiply the percentage determined in (3) by the GWB Value prior to the withdrawal.

    5) Take the GWB Value prior to the withdrawal and reduce it by the amount determined in (4). This will result in a new GWB Value.

For example, assume your contract is in its sixth contract year, has one annuitant who is age 60, a contract value of $30,000 and a GWB Value of $25,000:

    . If you make a first withdrawal of $5,000 in the sixth contract year, you will establish a Withdrawal Percentage of 4% and be eligible to withdraw up to the GWB Amount of $1,000 ($25,000 multiplied by 4%) without causing a reduction in GWB Value.

    . Because your first withdrawal is $5,000, $1,000 of the withdrawal is eligible to be applied to the GWB Amount for that contract year and $4,000 of the withdrawal is an excess withdrawal.

    . For purposes of determining the impact on the GWB Value, the contract value is first reduced by the GWB Amount ($30,000 minus $1,000) resulting in a contract value of $29,000.

    . The $4,000 excess withdrawal proportionally reduces the contract value by 13.79% ($4,000 divided by $29,000) which results in a new GWB Value of $21,552.50 ($25,000 less [25,000 multiplied by 13.79%]).

    . If there are no further withdrawals in that contract year and the GWB Value is not increased on the next contract Anniversary, the GWB Amount for the next contract year will be $862.10 ($21,552.50 multiplied by 4%).

If the contract is a qualified contract and you elect to receive your minimum required distributions under the Code through our Systematic Withdrawal Program, the references to GWB Amount in (1) and (2) above shall mean "the greater of the GWB Amount or any minimum required distribution under the Code determined exclusively by us from the contract value." If you take a withdrawal to satisfy your minimum required distribution in a way other than through our Systematic Withdrawal Program and your RMD is in excess of your GWB Amount, the withdrawal may result in surrender charges (if applicable) and a reduction in your GWB Value.

Any Premium Tax amount that we deduct from your contract value will not be treated as an excess withdrawal.

See Appendix C for additional examples of GWB Value increases and decreases.

CONVERSION OF GWB AMOUNT TO ANNUITY PAYMENTS

If the contract value is reduced to zero because you make a full withdrawal and total withdrawals in that contract year (including the withdrawal that reduces the contract value to zero) do not exceed the GWB Amount, we will convert the contract to an annuity income option. If that happens, we will pay you the difference between your GWB Amount for that contract, and the contract value prior to that withdrawal and then, on the first day of the calendar month on or after your next contract anniversary, the contract will convert to an annuity option that will pay you an annual amount equal to your GWB Amount for so long as any annuitant is still alive. The first payment will be equal to any remaining portion of the GWB Amount for the contract year at the time of conversion. Once a conversion occurs under this provision, the contract will no longer have a contract value.

IF THE CONTRACT VALUE IS REDUCED TO ZERO BECAUSE YOU MAKE A FULL WITHDRAWAL AND TOTAL WITHDRAWALS IN THAT CONTRACT YEAR (INCLUDING THE WITHDRAWAL THAT REDUCES THE CONTRACT VALUE TO ZERO) EXCEED THE GWB AMOUNT, YOUR CONTRACT WILL BE TERMINATED AND YOU WILL NOT RECEIVE ANY ANNUITY INCOME PAYMENTS.

If you are receiving GWB Amount payments through our Systematic Withdrawal Program and a withdrawal under the Systematic Withdrawal Program causes this provision to apply, we will continue to pay your GWB Amount as an annuity income payment on the same day of the month for the period you selected under the Systematic Withdrawal Program.

The resulting GWB Amount for future contract years will be paid in monthly annuity income payments as long as each monthly annuity income payment is at least $20. We reserve the right to pay the GWB Amount as an annual annuity income payment or in any other payment method that is mutually agreeable to you and us.

DEATH BENEFIT AFTER CONVERSION OF GWB AMOUNT TO ANNUITY PAYMENTS. On the death of the last surviving annuitant, payments will continue to your beneficiary until the beneficiary has received the Return of Purchase Payment death benefit described below under "Death Benefit During the Accumulation Phase." Once annuity income payments begin, the Return of Purchase Payment death benefit will be reduced by the amount of each annuity income payment. These payments will be equal in amount, except for the last payment, which will be in an amount necessary to reduce the Return of Purchase Payment death benefit described below to zero.

ADDITIONAL INFORMATION

If an annuitant's age has been misstated, we will adjust the GWB Amount to reflect the actual age. If we have previously overpaid GWB Amounts and the GWB Amounts have been converted to an annuity income option as described in the Conversion of GWB Amount to Annuity Payments provision of this contract, we will withhold and apply any future GWB Amounts to the overpayment until we have recovered the amount of the overpayment. If the contract has terminated, we reserve the right to recover the amount of any overpayment from your estate. If we have previously underpaid GWB Amounts and the GWB Amounts have been converted to an annuity income option as described in the Conversion to Annuity Income of GWB Amount Payments provision of this Contract, we will make a lump sum payment equal to the amount previously underpaid plus interest at 6% per annum, compounded annually.

For contracts not owned by a trust, owner(s) must be annuitant(s). Because the Internal Revenue Code requires certain distributions following the death of an owner, we limit joint ownership to spouses only. In order to continue the contract and the GWB after the first annuitant's death, the designated joint annuitant must be the first annuitant's spouse on the date of death.

For contracts owned by a grantor trust, in order for the joint annuitant to be able to continue the contract after the first annuitant's death, federal income tax law requires that the designated beneficiary (in this case, the joint annuitant) must be the annuitant's spouse on the date of the annuitant's death. This may impact certain estate planning considerations which depend on the grantor trust being treated as the designated beneficiary and should be taken into account prior to the purchase of the contract.

Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit--Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same-sex marriage spouse. Accordingly, a purchaser who has or is contemplating a civil union or same-sex marriage should note that such partner/spouse would not be able to receive continued payments after the death of the contract owner under the GWB feature.

We reserve the right to accelerate any payment, in a lump sum, that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to Section 72(s)).

8. PERFORMANCE

We periodically advertise subaccount performance relating to the investment options. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the variable account product charges and the investment option expenses. It does not reflect the deduction of any applicable account fee or surrender charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the variable account product charges, account fee, surrender charges, and the investment option expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment options for the periods commencing from the date on which the particular investment option was made available through the variable account.

In addition, the performance for the investment options may be shown for the period commencing from the inception date of the investment options. These figures should not be interpreted to reflect actual historical performance of the variable account.

We or a selling firm may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment options and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We or a selling firm may advertise the GWB feature using illustrations showing how the benefit works with historical performance of specific investment options or with a hypothetical rate of return or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment options.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.

9. DEATH BENEFIT DURING THE ACCUMULATION PHASE

UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary (or beneficiaries).

Where there are multiple beneficiaries, the death benefit for each beneficiary will be determined as of the time that beneficiary submits the necessary documentation in good order.

If you have a joint annuitant, the death benefit will not be paid when the first annuitant dies (except for certain qualified contracts with a joint annuitant who is age 95 or older at the death of the first annuitant--see "Spousal Continuation" below). Upon the death of either annuitant, the surviving joint annuitant will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit.

If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

DEATH BENEFIT

The death benefit will be payable to your beneficiaries upon the last surviving annuitant's death. The beneficiaries must elect the death benefit to be paid under one of the two options below. Subject to our administrative procedures, we will pay a death benefit equal to the contract value death benefit if the contract value death benefit is greater than the sum of payments to be received under the Return of Purchase Payment death benefit. Until you direct us to pay those proceeds to you in a lump sum or under any other option we make available, the death benefit amount will remain in the variable account for up to five years from date of death.

1) Contract Value

The first option is a death benefit equal to the contract value as determined as of the end of the business day on which we receive due proof of death and an election for the payment method. This death benefit amount remains in the investment options until each of the beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the variable account on behalf of the remaining beneficiaries are subject to investment risk.

2) Return of Purchase Payment Death Benefit

The second option is a Return of Purchase Payment death benefit, equal to the Purchase Payment reduced by withdrawals as described below.

If total withdrawals in any contract year do not exceed the GWB Amount for that same contract year, the Return of Purchase Payment death benefit is reduced by the dollar amount of the withdrawal(s).

If you make withdrawals before the youngest annuitant reaches age 59 1/2, the Return of Purchase Payment death benefit will be reduced as follows:

     1) At the end of the valuation period in which you make the withdrawal, we divide the withdrawal by what the contract value would have been at the end of the valuation period had you not taken the withdrawal. The result is the percentage factor used to calculate the reduction in the Return of Purchase Payment death benefit.

     2) Multiply the percentage determined in (1) by the Return of Purchase Payment death benefit immediately before the withdrawal. The result is the amount by which the old Return of Purchase Payment death benefit is reduced.

If you make withdrawals after the youngest annuitant reaches age 59 1/2 and the total withdrawals in a contract year are greater than the GWB Amount for that contract year, then the Return of Return of Purchase Payment death benefit will be equal to the Return of Purchase Payment death benefit, reduced by the amount of the GWB Amount for that contract year, then further reduced as follows:

     1) Determine the portion of the most recent withdrawal, in combination with the sum of all other withdrawals taken in the current contract year, that exceeds the GWB Amount for that contract year.

     2) Determine what the contract value would have been at the end of the valuation period had you NOT taken the withdrawal, less any portion of the most recent withdrawal that is eligible to be applied to the GWB Amount in that contract year.

     3) Determine the percentage reduction in Return of Purchase Payment death benefit by dividing the amount determined in (1) by the amount determined in (2).

     4) Multiply the percentage determined in (3) by the Return of Purchase Payment death benefit prior to the excess withdrawal.

     5) Take the Return of Purchase Payment death benefit prior to the excess withdrawal and reduce it by the amount determined in (4). This will result in a new Return of Purchase Payment death benefit.

If the last annuitant dies before a withdrawal percentage has been determined, the withdrawal percentage will be based on the age of last annuitant at time of death. If the last annuitant had not reached age 59 1/2 at the time of their death, the withdrawal percentage will be 4%

The Return of Purchase Payment death benefit will be paid to your beneficiary in monthly payments or at any frequency acceptable to your beneficiary and us (but not less than annually). Such installment payments shall be equal in amount, except for the last payment, which will be in an amount necessary to reduce the Return of Purchase Payment death benefit to zero. Except to the extent required under federal income tax law, the total annual payment will not exceed the GWB Amount. If your beneficiary dies while such payments are made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing.

(See Appendix B for examples of the death benefit.)

GENERAL DEATH BENEFIT PROVISIONS

Any death benefit will be paid in accordance with applicable law or regulations governing death benefit payments. The death benefit amount remains in the variable account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the variable account will continue to be subject to investment risk. This risk is borne by the beneficiary.

After the death of all the owners and annuitants, each beneficiary has the right to withdraw their share of the death benefit. Before we make a payment to any beneficiary, we must receive at our Annuity Service Center due proof of death (generally a death certificate, see PROOF OF DEATH, below) for each owner and annuitant, an election for the payment method and any required tax withholding and other forms. We may seek to obtain a death certificate directly from the appropriate governmental body if we believe that any owner may have died.

Once we have received due proof of death, we will, upon Notice to us, pay any beneficiary who has provided us with required tax withholding and other forms. We will then have no further obligations to that beneficiary. If a beneficiary has been designated to receive a specified fraction of the death benefit, we will pay that fraction as determined on the date of payment.

PROOF OF DEATH. We will require due proof of death before any death benefit is paid. Due proof of death will be:

    .  a certified death certificate;

    . a certified decree of a court of competent jurisdiction as to the finding of death;

    . a written statement by a licensed medical doctor who attended the deceased; or

    .  any other proof satisfactory to us.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options. The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.")

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within seven days. Payment to the beneficiary under an annuity option may only be elected during the 60-day period beginning with the date we receive due proof of death.

SPOUSAL CONTINUATION

When the primary beneficiary is the spouse of the annuitant and is a joint annuitant, upon the first annuitant's death, the spouse will be deemed to have elected to continue the contract in his or her own name. If the contract is a tax qualified contract and the surviving annuitant is age 95 or older on the day we receive due proof death, the contract may not be continued. In this case, the surviving annuitant may elect a death benefit as set forth above.

Spousal continuation will not satisfy minimum required distribution rules for qualified contracts other than IRAs (see "Federal Income Tax Status"). For contracts owned by a grantor trust, in order for the spouse to be able to continue the contract after the first annuitant's death, federal income tax law requires that the joint annuitant) must be the annuitant's spouse on the date of the annuitant's death.

Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse. Accordingly, a purchaser who has or is contemplating a civil union or same sex marriage should note that such partner/spouse would not be able to receive continued payments after the death of the contract owner under GWB feature (see " Guaranteed Withdrawal Benefit for Life").

10. FEDERAL INCOME TAX STATUS

INTRODUCTION

We do not intend the following discussion to be tax advice. For tax advice you should consult a tax adviser. Although the following discussion is based on our understanding of federal income tax laws as currently interpreted, there is no guarantee that those laws or interpretations will not change.

This discussion does not address federal gift tax, state or local income tax, or other considerations which may be involved in the purchase, operation, or exercise of any rights or options under the Contract. Also, this discussion does not address estate tax issues that might arise due to the death of an Owner or Annuitant. The particular situation of each Owner, Annuitant, and Beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due. You should seek competent tax advice on such matters pertaining to you.

In addition, we make no guarantee regarding any tax treatment - federal, state, or local - of any Contract or of any transaction involving a Contract.

TAX DEFERRAL DURING ACCUMULATION PERIOD

Under existing provisions of the Code, except as described below, any increase in an Owner's contract value is generally not taxable to the Owner until received, either in the form of annuity income payments or in some other form of distribution. However, as discussed below, this rule applies only if:

(1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

(2) the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

(3) the Owner is an individual (or an individual is treated as the Owner for tax purposes).

DIVERSIFICATION REQUIREMENTS

The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Subaccount of the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxed currently on the excess of the contract value over the Purchase Payment paid for the Contract. The Subaccounts of the Variable Account intend to comply with the diversification requirements. In this regard, we have entered into agreements with Funds under the Subaccounts that require the Funds to be "adequately diversified" in accordance with the Internal Revenue Code and Treasury Department regulations.

OWNERSHIP TREATMENT

In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. As of the date of this Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to make Exchanges among the

Investment Options may cause you to be considered the owner of the assets of the Variable Account. We therefore reserve the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

SEPARATE ACCOUNT CHARGES

It is conceivable that certain benefits or the charges for certain benefits such as the guaranteed withdrawal benefit, could be considered to be taxable each year as deemed distributions from the contract to pay for non-annuity benefits. We currently treat these charges and benefits as an intrinsic part of the annuity contract and do not tax report these as taxable income until distributions are actually made. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

NON-NATURAL OWNER

As a general rule, Contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this rule for non-natural Owners. Under one exception, a Contract will generally be treated as held by a natural person if the nominal owner is a trust or other entity that holds the Contract as an agent for a natural person. We do not intend to offer the Contracts to "non-natural" persons. However, we will offer the Contracts to revocable grantor trusts in cases where the grantor represents that the trust is for the benefit of the grantor annuitant (i.e. the Contract is held by the trust for the benefit of a natural person (an "individual")). The following discussion assumes that a Contract will be owned by an individual.

DELAYED ANNUITY COMMENCEMENT DATES

On the Contract Date, the Annuity Date is automatically set to be the first day of the calendar month on or after the Contract Anniversary that falls on or after the oldest Owner's 95/th/ birthday. Federal income tax rules do not expressly identify a particular age by which annuity income payments must begin. However, if the Contract's Annuity Date occurs (or is scheduled to occur) at too advanced an age, it is conceivable that the Internal Revenue Service could take the position that the Contract is not an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in the Owner's income.

The following discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

In addition, to qualify as an annuity for federal tax purposes, the Contract must satisfy certain requirements for distributions in the event of the death of the Owner of the Contract. The Contract contains such required distribution provisions. For further information on these requirements see the Statement of Additional Information.

QUALIFIED CONTRACTS

You may use the Contract as an Individual Retirement Annuity. The IRA contract has not yet been approved by the IRS as to the form of the IRA. Under
Section 408(b) of the Code, eligible individuals may contribute to an Individual Retirement Annuity ("IRA"). The Code permits certain "rollover" contributions to be made to an IRA. In particular, certain qualifying distributions from a 401(a) plan, a tax sheltered annuity, a 403(b) plan, a Governmental 457(b) plan, or an IRA, may be received tax-free if rolled over to an IRA within 60 days of receipt. Because the Contract's minimum initial payment of $50,000 is greater than the maximum annual contribution permitted to an IRA, a Qualified Contract may be purchased only in connection with a "rollover" of the proceeds from a qualified plan, tax sheltered annuity, or IRA.

In order to qualify as an IRA under Section 408(b) of the Code, a Contract must contain certain provisions:

(1) the Owner of the Contract must be the Annuitant and, except for certain transfers incident to a divorce decree, the Owner cannot be changed and the Contract cannot be transferable;

(2) the Owner's interest in the Contract cannot be forfeitable; and

(3) annuity and payments following the death of an Owner must satisfy certain minimum required distributions. Contracts issued on a qualified basis will conform to the requirements for an IRA and will be amended to conform to any future changes in the requirements for an IRA.

Under legislation enacted in 2009, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution for 2009. This may impact required minimum distributions for 2009 and in instances where your first required minimum distribution would have been due by April 1, 2010. This required minimum distribution waiver does not apply if you are receiving annuitized payments under your contract. The required minimum distribution rules are complex, so consult with your tax advisor before waiving your 2009 required minimum distribution payment.

CONTRACT VALUES AND PROCEEDS

Under current law, you will not be taxed on increases in the value of your Contract until a distribution occurs.

A distribution may occur in the form of a withdrawal, payments following the death of an Owner and payments under an Annuity Income Option.

The assignment or pledge of any portion of the value of a Contract may also be treated as a distribution. In the case of a Qualified Contract, you may not receive or make any such pledge. Any such pledge will result in disqualification of the Contract as an IRA and inclusion of the value of the entire Contract in income.

Additionally, a transfer of Non-qualified Contract for less than full and adequate consideration will result in a deemed distribution, unless the transfer is to your spouse (or to a former spouse pursuant to divorce decree).

The taxable portion of a distribution is taxed as ordinary income. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXES ON SURRENDER OF THE CONTRACT BEFORE ANNUITY INCOME PAYMENTS BEGIN

If you fully surrender your Contract before annuity income payments commence, you will be taxed on the portion of the distribution that exceeds your cost basis in your Contract. In addition, amounts received as the result of the death of the Owner or Annuitant that are in excess of your cost basis will also be taxed.

For Non-Qualified Contracts, the cost basis is generally the amount or your payments, and the taxable portion of the proceeds is taxed as ordinary income.

For Qualified Contracts, we will report the cost basis as zero, and the entire amount of the surrender payment is taxed as ordinary income. You may want to file an Internal Revenue Service form 8608 if any part of your Purchase Payment has been previously taxed.

TAXES ON PARTIAL WITHDRAWALS

Withdrawals of the GWB Amount and withdrawals received under the Systematic Withdrawal Program are treated as partial withdrawals.

Partial Withdrawals under a Non-Qualified Contract are treated for tax purposes as first being taxable withdrawals of investment income, rather than as return of your Purchase Payment, until all investment income has been withdrawn. You will be taxed on the amount withdrawn to the extent that your contract value at that time exceeds your payments. In the event of your GWB Amount in a contract year exceeds your contract value, you will be taxed on the amount withdrawn to the extent that your GWB Amount exceeds your Purchase Payment.

Partial withdrawals under the Qualified Contract are prorated between taxable income and non-taxable return of investment. We will report the cost basis of a Qualified Contract as zero, and the partial withdrawal will be fully taxed unless you have filed an Internal Revenue Service form 8608 to identify the part of your Purchase Payment that has been previously taxed.

Partial and complete withdrawals may be subject to a 10% penalty tax (see "10% Penalty Tax on Early Withdrawals"). Partial and complete withdrawals also may be subject to federal income tax withholding requirements.

AGGREGATION OF CONTRACTS

In certain circumstances, the IRS may determine the amount of annuity income payment or withdrawal from a contract that is includible in income by combining some or all of the annuity contracts a persons owns. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by us, the IRS might in certain circumstances treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining the portion of the distribution that is includible in income. The effects of such aggregation are not always clear; however, it could affect the amount of a withdrawal or an annuity income payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

In the case of a Qualified Contract, the tax law requires for all post-1986 contributions and distributions that all individual retirement accounts and annuities be treated as one Contract.

TAXES ON ANNUITY INCOME PAYMENTS

Although the tax consequences may vary depending on the form of annuity selected under the Contract, the recipient of Annuity Income payments under the Contract generally is taxed on the portion of such income payments that exceed the cost basis in the Contract. In the case of fixed income payments, like the Annuity Income payments provided under the Contract, the exclusion amount is determined by multiplying (1) the Annuity Income payment by (2) the ration of the investment in the contract, adjusted for any period certain or refund feature, to the total expected amount of Annuity Income payments for the term of the Contract (as determined under Treasury Department regulations). Once the total amount of the investment in the contract is excluded, Annuity Income payments will be fully taxable. If Annuity Income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

For Qualified Contracts, we report the cost basis as zero and each annuity income payment is fully taxed unless you have filed an Internal Revenue Service form 8608 to identify the part of your Purchase Payment that has been previously taxed.

10% PENALTY TAX ON EARLY WITHDRAWALS OR DISTRIBUTIONS

A penalty tax equal to 10% of the amount treated as taxable income may be imposed on distributions. The penalty tax applies to early withdrawals or distributions. The penalty tax is not imposed on:

(1) distributions made to persons on or after age 59 1/2;

(2) distributions made after death of the Owner;

(3) distributions to a recipient who has become disabled;

(4) distributions in substantially equal installments made for the life of the taxpayer or the lives of the taxpayer and a designated second person; or

(5) in the case of Qualified Contracts, distributions received from the rollover of the Contracts into another qualified contract or IRA.

We believe that systematic withdrawals under the Systematic Withdrawal Program would not satisfy the exception to the 10 percent penalty tax described in
(4) above. You should consult your tax advisor before electing to take systematic withdrawals commencing prior to age 59 1/2.

OTHER TAX INFORMATION

In the case of a Qualified Contract, a 50% excise tax is imposed on the amount by which minimum required annuity or payments following the death of Owner exceed actual distributions.

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under the Contract, unless the Owner or Beneficiary files a written election prior to the distribution stating that he or she chooses not to have any amounts withheld. Such an election will not relieve you of the obligation to pay income taxes on the taxable portion of any distribution.

EXCHANGES OF CONTRACTS

We may issue the Contract in exchange for all or part of another annuity or life insurance contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the contract immediately after the exchange will generally be the same as that of the contract exchanged. Your contract value immediately after the exchange may exceed our investment in the contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g. as a partial surrender, full surrender, annuity income payment or death benefit). If you exchange part of an existing contract of a Contract, the IRS might treat the two as one annuity contract in certain circumstances. SEE AGGREGATION OF CONTRACTS as described above.

In addition, before the Annuity Date, you may exchange all (but not part) of your contract value for any immediate annuity contract we then offer. Such an exchange will be tax free if certain requirements are satisfied.

You should consult your tax advisor in connection with an exchange for or of a Contract.

TRANSFER OF A CONTRACT TO OR FROM A REVOCABLE GRANTOR TRUST

A contract owned by a revocable grantor trust may be transferred to a grantor, and a Contract owned by one or two individual(s) may be transferred to a revocable grantor trust of which the individual(s) is (are) the grantor(s). In either situation, the Annuitant(s) must remain the same. The federal income tax treatment of such transfers is unclear. You should consult your tax advisor before making such a transfer.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation- skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

TAX BENEFITS RELATED TO THE ASSETS OF THE VARIABLE ACCOUNT

We may be entitled to certain tax benefits related to the assets of the variable account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the variable account or to contract owners because we are the owner of the assets from which the tax benefits are derived.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. We will notify you of any changes to your contract. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.

THE COMPANY'S TAX STATUS

The Company is taxed as a life insurance company under the Code. The earnings of the Variable Account are taxed as part of our operations, and thus the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under the existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extend they are applied under a Contract. Therefore, we do not expect to incur federal income taxes on earnings of the Variable Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Variable Account for our federal income taxes. We will periodically review the need for a charge to the Variable Account for company federal income taxes. If the Company is taxed on investment income or capital gains of the Variable Account, then the Company may impose a charge against the Variable Account in order to provide for such taxes.

Under current laws we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and are not charged against the Contracts or the Variable Account. If the amount of these taxes changes substantially, we may make charges for such taxes against the Variable Account.

11. OTHER INFORMATION

METLIFE INVESTORS USA

MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York), the District of Columbia and Puerto Rico. Our name was changed to Security First Life Insurance Company on September 27, 1979. We changed our name to MetLife Investors USA Insurance Company on January 8, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc., a listed company on the New York Stock Exchange. On October 11, 2006, MetLife Investors USA became a wholly-owned subsidiary of MetLife Insurance Company of Connecticut. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

THE VARIABLE ACCOUNT

We have established a VARIABLE ACCOUNT, MetLife Investors USA Separate Account A (the "variable account"), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the variable account under Delaware insurance law on May 29, 1980. We have registered the variable account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The variable account is divided into subaccounts.

The assets of the variable account are held in our name on behalf of the variable account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the variable account to another account, and to modify the structure or operation of the variable account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your contract value.

The amount of the guaranteed death benefit that exceeds the contract value is paid from our general account. In addition, portions of the contract's guaranteed living benefits payable may exceed the amount of the contract value and be paid from our general account. Benefit amounts paid from the general account are subject to the claims-paying ability of MetLife Investors USA.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

Distributor and we have entered into selling agreements with a selling firm for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by the selling firm. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of our variable annuity contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. A selling firm may also receive additional compensation (described below under "Additional Compensation"). These commissions and other incentives or payments are not charged directly to contract owners or the variable account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to a selling firm may be passed on to their sales representatives in accordance with a selling firm's internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

We and Distributor have entered into selling agreements with selling firms that have an affiliate that acts as investment adviser and/or subadviser to one or more investment options under the contract. These investment advisory firms include Strategic Advisers(R), Inc., Fidelity Management & Research Company, Fidelity Investments Money Management, Inc. and Fidelity Research & Analysis Company.

COMPENSATION PAID TO A SELLING FIRM. We and Distributor pay compensation to a selling firm in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for sales of this contract by a selling firm is 2.5% of the purchase payment, along with annual trail commissions up to 0.05% of contract value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement.

We may also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION. We and Distributor may pay additional compensation to a selling firm, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to a selling firm based on cumulative periodic (usually quarterly) sales of the contracts. Introduction fees are payments to a selling firm in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on contract values of our variable insurance contracts (including contract values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in a selling firm's marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. See the Statement of Additional Information for more information.

The amounts of additional compensation discussed above may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide a selling firm and/or its sales representatives with an incentive to favor sales of the contracts over other annuity contracts (or other investments) with respect to which a selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative.

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 770001, Cincinnati, OH 45277-0050. If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your contract.

Requests for service may be made:

    .  Through your registered representative

    . By telephone at (800) 634-9361, between the hours of 8:00 AM and 8:00 PM Eastern Time

    .  In writing to our Annuity Service Center

All other requests must be in written form, satisfactory to us.

A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your registered representative before submitting the form or request.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out confirmations that a transaction was recently completed. Unless you inform us of any errors within 10 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

    .  change the beneficiary.

    .  assign the contract (subject to limitation).

    .  change the payment option.

    . exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed. Any change of owner is subject to our underwriting rules in effect at the time of the request.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons who must be spouses. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You cannot change the annuitant after the contract has been issued. Any reference to annuitant includes any joint annuitant under an annuity option. The owner(s) and the annuitant(s) must be the same person except for qualified contracts, which can only have one owner, but may have joint annuitants or where the contract is owned by certain trusts, but there may be joint annuitants.

ASSIGNMENT. A qualified contract may not be assigned. A non-qualified contract may not be sold, gifted, transferred, or assigned, and any purported gift, transfer or assignment will be void, except as follows: (a) the contract may be assigned to an insurance company, regulated as such under the insurance laws of one of the United States, solely for the purpose of effecting a tax-free exchange under section 1035 of the Internal Revenue Code; (b) a contract owned by a revocable grantor trust may be transferred to the grantor or another revocable grantor trust where the grantor is the same individual; and (c) a contract owned by one individual may be transferred to a revocable grantor trust of which the individual is the grantor.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors USA, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors USA does not believe any such action or proceeding will have a material adverse effect upon the variable account or upon the ability of MetLife Investors Distribution Company to perform its contract with the variable account or of MetLife Investors USA to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the variable account have been included in the SAI. [The financial statements will be filed by amendment.]

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Company

Independent Registered Public Accounting Firm

Custodian

Distribution

Calculation of Performance Information

Annuity Provisions

Tax Status of the Contracts

Financial Statements

APPENDIX A

ACCUMULATION UNIT VALUES

At this time, accumulation unit value information is not available because the contract was not offered for sale prior to [November 16], 2009, and therefore there are no accumulation units outstanding as of the date of this prospectus.

APPENDIX B

DEATH BENEFIT EXAMPLES

The investment results shown in the examples below are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract owner and the investment experience of the investment options chosen. The examples below do not reflect the deduction of fees and expenses, surrender charges or income taxes and tax penalties. All amounts are rounded to the nearest dollar.

Example 1
---------

Assume your contract has one annuitant who is age 65 and you made a $100,000 purchase payment on the contract date. The initial Return of Purchase Payment death benefit is $100,000. You take a withdrawal in the first contract year equal to your GWB Amount of $5,000 ($100,000 * 5% = $5,000). The Return of Purchase Payment death benefit gets reduced to $95,000. Later in that same contract year, you take an additional withdrawal of $4,500 when your contract value is $90,000. The Return of Purchase Payment death benefit is reduced to $90,250 ($95,000 - $95,000 * ($4,500 / $90,000)).

Example 2
---------

Assume your contract has one annuitant who is age 65 and you made a $100,000 purchase payment on the contract date. The initial Return of Purchase Payment death benefit is $100,000. You take a withdrawal of $6,000 when your contract value is $98,000. Your GWB Amount for the first contract year is $5,000 ($100,000 * 5% = $5,000), so $1,000 of your withdrawal is considered an excess withdrawal. The Return of Purchase Payment death benefit first reduces by the GWB Amount to $95,000 ($100,000--$5,000). Then the Return of Purchase Payment death benefit is further reduced for the excess withdrawal to $93,978.49 ($95,000 - $95,000*($1,000 / $93,000)

Example 3
---------

Assume your contract has one annuitant who is age 65 and you made a $100,000 purchase payment on the contract date. The initial Return of Purchase Payment death benefit is $100,000. You elect to take the greater of your GWB amount or your RMD amount through the Systematic Withdrawal Program. During the first contract year, you take out your $5,000 GWB Amount and your Return of Purchase Payment death benefit goes to $95,000. In your second contract year, your RMD amount is $5,500, so you take that amount out of your contract. Since you are signed up to take your RMD through the Systematic Withdrawal Program, this withdrawal is not considered an excess withdrawal, and your Return of Purchase Payment death benefit is reduced by the amount of the withdrawal to $89,500.

APPENDIX C

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE EXAMPLES

The purpose of these examples is to illustrate the operation of the GWB feature. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment options chosen. The examples do not reflect the deduction of fees and charges, surrender charges or income taxes and tax penalties. The GWB does not establish or guarantee a contract value or minimum return for any investment option. The GWB Value cannot be taken as a lump sum.

GWB VALUE AND GWB AMOUNT

Assume your contract has one annuitant who is age 64 and you made a $25,000 purchase payment on the contract date. Assume you make one withdrawal in the first contract year equal to your eligible GWB Amount ($1,000 = 4% Withdrawal Percentage multiplied by the $25,000 GWB Value). Your GWB Value would be $25,000 for the entire first contract year. If your contract value is $30,000 at time of the first contract anniversary, your GWB Value will be increased to $30,000 and your GWB Amount for the second contract year would be increased to $1,200 to reflect the increased GWB Value.

In the same example, if the contract value was $20,000 at time of the first contract anniversary, the GWB Value would be unchanged on the contract anniversary and would remain at $25,000. Similarly, the GWB Amount would also be unchanged and remain $1,000.

WITHDRAWALS IN EXCESS OF ANNUAL GWB AMOUNT

Assume your contract has one annuitant who is age 64 and you made a $100,000 purchase payment on the contract date. If you make no withdrawals during the first contract year your GWB Value would be $100,000 for the whole contract year. Further assume that you make a $3,000 withdrawal during the first contract year. This withdrawal will establish the Withdrawal Percentage as 4% and the GWB Amount as $4,000. Because the withdrawal does not exceed your eligible GWB Amount, there are no surrender charges applicable to this withdrawal and there is no reduction to the GWB Value. Your contract value will be reduced by $3,000, the amount of the withdrawal.

Further assume that later in that first contract year, you make a second withdrawal, this time for $10,000. At the time of this $10,000 withdrawal, the GWB Amount is $4,000 and the sum of all prior withdrawals in this contract year is $3,000. Therefore, $1,000 of the withdrawal is treated as a withdrawal of your GWB Amount and the remainder of the withdrawal ($9,000) is treated as an excess withdrawal. Assume your contract value would have been $104,000 at the end of the valuation period had you not taken the withdrawal. Your GWB Value will be reduced by 8.74% . The 8.74% reduction is determined by dividing the $9,000 excess withdrawal by $103,000 ($104,000--$1,000 determined above) resulting in a new GWB Value of $91,260 ($100,000 GWB Value minus [100,000 multiplied by .0874]). Additionally, a $180 surrender charge is due on the $10,000 withdrawal (2% of the $9,000 excess withdrawal).

Further assume that you make a third withdrawal in the first contract year, this time for $5,000. At the time of this $5,000 withdrawal, the GWB Amount is $4,000 and the sum of all prior withdrawals in this contract year is $13,000. Therefore, all $5,000 of the withdrawal is treated as an excess withdrawal. If your contract value would have been $90,000 at the end of the valuation period had you not taken the withdrawal, your GWB Value will reduce by 5.56% ($5,000 excess withdrawal divided by $90,000) resulting in a new GWB Value of $86,185.94 ($91,260 GWB Value minus [91,260 multiplied by .0556]). A $100 surrender charge is due on the $5,000 withdrawal (2% of the $5,000 excess withdrawal).

REQUIRED MINIMUM DISTRIBUTIONS UNDER THE GWB

Assume your contract date is five years in the past and your contract has one annuitant who is age 75. Also assume that your GWB Value is $100,000, your GWB Amount is $5,000 and your minimum required distribution, as computed exclusively by us, is $5,300 for the current calendar year. Assume further that you have not yet made any withdrawals from your contract in the current contract year, nor have you made any withdrawals in the current calendar year. Also, assume that your next contract anniversary will occur in the following calendar year and that your GWB Value did not increase on your contract anniversary in the current calendar year.

Example 1
---------

To satisfy your RMD, you request a $5,300 withdrawal outside of our Systematic Withdrawal Program. At the time of this $5,300 withdrawal, the GWB Amount is $5,000 and the sum of all prior withdrawals in this contract year is $0. Therefore, $5,000 of the withdrawal is treated as a withdrawal of your GWB Amount and the remainder of the withdrawal ($300) is treated as an excess withdrawal. A reduction in your GWB Value will occur because you did not participate in the Systematic Withdrawal Program to receive this withdrawal and you did not meet all of the other criteria as stated on page 14 of this prospectus to receive the greater of your GWB Amount and your RMD. To demonstrate the reduction, assume your contract value would have been $103,000 at the end of the valuation period had you not taken the withdrawal. After your withdrawal is processed, your contract value will be $97,700 and your GWB Value will be reduced by 0.31% . The 0.31% reduction is determined by dividing the $300 excess withdrawal by $98,000 ($103,000--$5,000 determined above) resulting in a new GWB Value of $99,690 ($100,000 GWB Value minus [100,000 multiplied by ..0031]).

Example 2
---------

Alternatively, assume that at the beginning of the year, you had been signed up for a monthly systematic withdrawal of your GWB Amount. Each month we will pay an amount so that we will have paid the greater of your GWB Amount or RMD, in this case $5,300, by the end of the calendar year. Since the withdrawal to cover your RMD was taken through our SWP program, your GWB Value will still be $100,000. We have assumed that all of the conditions for receiving the greater of your GWB Amount and your RMD as shown on page 14 of this prospectus have been met.

Example 3
---------

Assume instead that you sign up for a systematic withdrawal of your GWB Amount in September. In order to meet your RMD requirements, you would need to elect an annual payment frequency from the Systematic Withdrawal Program so that we are able to pay a full year's worth of payments on a systematic basis prior to the end of the calendar year. Note that any frequency of payment other than annual in this case will not allow you to meet your RMD. After the withdrawal of $5,300, your GWB Value will still be $100,000 since the withdrawal to cover your RMD was taken through our Systematic Withdrawal Program. We have assumed that all of the conditions for receiving an RMD exception as shown on page 14 of the prospectus have been met.

                      STATEMENT OF ADDITIONAL INFORMATION

                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY

                   METLIFE INVESTORS USA SEPARATE ACCOUNT A

                                      AND

                    METLIFE INVESTORS USA INSURANCE COMPANY

          MetLife Growth and Guaranteed Income (SM) VARIABLE ANNUITY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED [NOVEMBER 16, 2009], FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT:
Annuity Service Center, P.O. Box 770001, Cincinnati, OH 45277-0050, or call
(800) 544-2442.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED [NOVEMBER 16, 2009].

SAI-0909USAFIDELITY

TABLE OF CONTENTS                                                          PAGE

COMPANY...................................................................  2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.............................  2
CUSTODIAN.................................................................  2
DISTRIBUTION..............................................................  2
CALCULATION OF PERFORMANCE INFORMATION....................................  4
     Total Return.........................................................  4
     Historical Unit Values...............................................  5
     Reporting Agencies...................................................  5
ANNUITY PROVISIONS........................................................  5
     Fixed Annuity........................................................  7
     Mortality and Expense Guarantee......................................  7
     Legal or Regulatory Restrictions on Transactions.....................  7
TAX STATUS OF THE CONTRACTS...............................................  7
FINANCIAL STATEMENTS......................................................  9

COMPANY

MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 5 Park Plaza, Suite 1900 Irvine, CA 92614. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York) and the District of Columbia. On October 11, 2006, MetLife Investors USA became a wholly-owned subsidiary of MetLife Insurance Company of Connecticut. We changed our name to MetLife Investors USA Insurance Company on January 8, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc., a listed company on the New York Stock Exchange. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors USA Separate Account A included in this Statement of Additional Information have been audited by [to be updated by amendment], an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of [to be updated by amendment] is [to be updated by amendment].

The financial statements of MetLife Investors USA Insurance Company (the "Company") included in this Statement of Additional Information have been audited by [to be updated by amendment], an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of [to be updated by amendment] is [to be updated by amendment].

CUSTODIAN

MetLife Investors USA Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.

The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.

Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:

                                    Aggregate Amount of
                                    Commissions Retained
                Aggregate Amount of by Distributor After
                Commissions Paid to Payments to Selling
Fiscal year         Distributor            Firms
-----------     ------------------- --------------------
2008               $357,776,663              $0
2007               $383,205,713              $0
2006               $291,020,505              $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2008 ranged from $4,337 to $12,374,522. The amount of commissions paid to selected selling firms during 2008 ranged from $225,409 to $72,582,379. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2008 ranged from $229,747 to $75,145,911. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company and MetLife Investors Insurance Company).

In view of the fact that the contracts are newly offered, none of the amounts described herein were paid in connection with the contracts.

The following list sets forth the names of selling firms that received additional compensation in 2008 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the contracts). The selling firms are listed in alphabetical order.

Associated Securities Corp.

Centaurus Financial, Inc.
Citigroup Global Markets, Inc.
Compass Brokerage, Inc.
CUSO Financial Services, L.P.
Ferris, Baker Watts, Inc.
First Allied Securities, Inc.
Founders Financial Securities, LLC
GunnAllen Financial, Inc.
H. D. Vest Investment Securities, Inc.
Infinex Investments, Inc.
InterSecurities, Inc.
Investment Professionals, Inc.
Janney Montgomery Scott, LLC
J. P. Turner & Company
Key Investment Services LLC
Lincoln Financial Advisors
Lincoln Financial Securities Corporation
Lincoln Investment Planning, Inc.
Merrill Lynch Insurance Group
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Inc.
Mutual Service Corporation
National Planning Holdings
National Securities Corp
NEXT Financial Group
NFP Securities, Inc.
Planning Corporation of America
PNC Investments
Primerica
Securities America, Inc.
Sigma Financial Corporation
Tower Square Securities, Inc.
Transamerica Financial Advisors, Inc.
U.S. Bancorp Investments, Inc.
United Planners Financial Services of America
UVEST Financial Services Group, Inc.
Valmark Securities
Wall Street Financial Group
Walnut Street Securities, Inc.
Waterstone Financial Group, Inc.
Woodbury Financial Services

There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges, the expenses for the underlying investment portfolio being advertised and any applicable account fee, withdrawal charge, and/or LWG rider charge. For purposes of calculating performance information, the LWG rider charge is currently reflected as a percentage of account value. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

  P (1 + T)n = ERV

Where:

  P   =   a hypothetical initial payment of $1,000

  T   =   average annual total return

  n   =   number of years

  ERV  =   ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge or LWG rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.

HISTORICAL UNIT VALUES

The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

ANNUITY PROVISIONS

FIXED ANNUITY

A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The monthly annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.

LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS

If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.

TAX STATUS OF THE CONTRACTS [to be updated by Amendment]

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the separate accounts investing in the underlying fund may fail the diversification requirements of Section 817, which could have adverse tax consequences for variable contract owners, including losing the benefit of tax deferral.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically,
Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first required minimum distribution payment by April 1, 2009. In contrast, if your first required minimum distribution would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 required minimum distribution is due by December 31, 2010. For after-death required minimum distributions, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This required minimum distribution waiver does not apply if you are receiving annuitized payments under your contract. The required minimum distribution rules are complex, so consult with your tax adviser before waiving your 2009 required minimum distribution payment.

FINANCIAL STATEMENTS

The financial statements of each of the Sub-Accounts of the Separate Account and the Company will be filed by amendment.

                                    PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a. Financial Statements

The following financial statements of the Separate Account are included in Part B hereof [to be filed by amendment]:

1. Report of Independent Registered Public Accounting Firm.

2. Statement of Assets and Liabilities as of December 31, 2008.

3. Statement of Operations for the year ended December 31, 2008.

4. Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.

5. Notes to Financial Statements.

The following financial statements of the Company are included in Part B hereof [to be filed by amendment]:

1. Report of Independent Registered Public Accounting Firm.

2. Balance Sheets as of December 31, 2008 and 2007.

3. Statements of Income for the years ended December 31, 2008, 2007 and 2006.

4. Statements of Stockholder's Equity for the years ended December 31, 2008, 2007 and 2006.

5. Statements of Cash Flows for the years ended December 31, 2008, 2007 and
2006.

6. Notes to Financial Statements.

b. Exhibits

1. Certification of Restated Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account (adopted May 18, 2004)(3)

2.             Not Applicable.

3.  (i)        Principal Underwriter's and Selling Agreement (effective
               January 1, 2001)(3)

    (ii) Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002)(3)

    (iii)      Form of Retail Sales Agreement (MLIDC 7-1-05 (LTC))(5)

    (iv)       Agreement and Plan of Merger (12-01-04) (MLIDC into GAD)(6)

4.  (i)        Draft Form of Individual Single Premium Deferred Variable
               Annuity Contract (filed herewith)

    (ii)       Unisex Annuity Rates Rider [to be filed by amendment]

    (iii) Individual Retirement Annuity Endorsement [to be filed by amendment]

    (iv) Roth Individual Retirement Annuity Endorsement [to be filed by amendment]

    (v) Designated Beneficiary Non-Qualified Annuity Endorsement [to be filed by amendment]

    (vi)       Draft Form of Form of Contract Schedule (filed herewith)

5.             Form of Variable Annuity Application (filed herewith)

6.  (i)        Copy of Restated Articles of Incorporation of the Company(3)

    (ii)       Copy of the Bylaws of the Company(3)

    (iii) Certificate of Amendment of Certificate of Incorporation filed 10/01/79 and signed 9/27/79 (4)

    (iv) Certificate of Change of Location of Registered Office and/or Registered Agent filed 2/26/80 and effective 2/8/80 (3)

    (v) Certificate of Amendment of Certification of Incorporation signed 4/26/83 and certified 2/12/85 (3)

    (vi) Certificate of Amendment of Certificate of Incorporation filed 10/22/84 and signed 10/19/84 (3)

    (vii) Certificate of Amendment of Certificate of Incorporation certified 8/31/94 and adopted 6/13/94 (3)

    (viii) Certificate of Amendment of Certificate of Incorporation of Security First Life Insurance Company (name change to MetLife Investors USA Insurance Company) filed 1/8/01 and signed 12/18/00 (3)

7.  (i)        Reinsurance Agreement between MetLife Investors USA Insurance
               Company and Metropolitan Life Insurance Company(2)

    (ii) Automatic Reinsurance Agreement between MetLife Investors USA Insurance Company and Exeter Reassurance Company, Ltd.(2)

     (iii) Reinsurance Agreement and Administrative Services Agreement between MetLife Investors USA Insurance Company and Metropolitan Life Insurance Company (effective January 1,
                2006) (8)

8.   (i)        Participation Agreement Among Met Investors Series Trust, Met
                Investors Advisory Corp., MetLife Investors Distribution
                Company and MetLife Investors USA Insurance Company (effective
                2-12-01) (3)

     (ii) Participation Agreement Among Variable Insurance Products Funds, Fidelity Distribution Corporation and MetLife Investors USA Insurance Company (effective 11-01-05) and Sub-License Agreement between Fidelity Distributors Corporation and MetLife Investors USA Insurance Company (effective
                11-01-05) (9)

9.              Opinion and Consent of Counsel [to be filed by amendment]

10. Consent of Independent Registered Public Accounting Firm [to be filed by amendment]

11.             Not Applicable.

12.             Not Applicable.

13. Powers of Attorney for Michael K. Farrell, Jay S. Kaduson, Susan A. Buffum, Margaret C. Fechtmann, Paul A. Sylvester, Richard C. Pearson, Elizabeth M. Forget, George Foulke, James
                J. Reilly and Jeffrey A. Tupper. (filed herewith)

(1) incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on January 26, 2001.

(2)             incorporated herein by reference to Registrant's
                Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on April 30, 2003.

(3)             incorporated herein by reference to Registrant's
                Post-Effective Amendment No. 6 to Form N-4 (File Nos.
                333-54464 and 811-03365) filed electronically on July 15, 2004.

(4) incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4/A (File Nos. 333-127553 and 811-03365) filed electronically on September 15, 2005.

(5)             incorporated herein by reference to Registrant's
                Post-Effective Amendment No. 19 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on April 24, 2006.

(6)             incorporated herein by reference to Registrant's
                Post-Effective Amendment No. 18 to Form N-4 (File Nos. 333-54466 and 811-03365) filed electronically on April 16, 2007.

(7)             incorporated herein by reference to Registrant's
                Post-Effective Amendment No. 26 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on October 31, 2007.

(8)             incorporated herein by reference to Registrant's
                Post-Effective Amendment No. 31 to Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on April 15, 2008.

(9)             incorporated herein by reference to Registrant's
                Post-Effective Amendment No. 1 on Form N-4 (File Nos. 333-125756 and 811-03365) filed electronically on April 24, 2006.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal Business Address  Positions and Offices with Depositor
-----------------------------------  -------------------------------------------
  Michael K. Farrell                 Chairman of the Board, President and
  10 Park Avenue                     Chief Executive Officer
  Morristown, NJ 07962

Name and Principal Business Address  Positions and Offices with Depositor
-----------------------------------  -------------------------------------------

  Susan A. Buffum                    Director
  10 Park Avenue
  Morristown, NJ 07962

  James J. Reilly                    Vice President-Finance
  501 Boylston Street
  Boston, MA 02116

  Jay S. Kaduson                     Director and Vice President
  10 Park Avenue
  Morristown, NY 07962

  Bennett D. Kleinberg               Director and Vice President
  1300 Hall Boulevard
  Bloomfield, CT 06002-2910

  Elizabeth M. Forget                Director and Executive Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  George Foulke                      Director
  334 Madison Avenue
  Covenant Station, NJ 07961

  Paul A. Sylvester                  Director
  10 Park Avenue
  Morristown, NJ 07962

  Kevin J. Paulson                   Senior Vice President
  4700 Westown Parkway
  Suite 200
  West Des Moines, IA 50266

  Richard C. Pearson                 Director, Vice President, Associate General
  5 Park Plaza                       Counsel and Secretary
  Suite 1900
  Irvine, CA 92614

  Jeffrey A. Tupper                  Director and Assistant Vice President
  5 Park Plaza
  Suite 1900
  Irvine, CA 92614

  Debora L. Buffington               Vice President, Director of Compliance
  5 Park Plaza
  Suite 1900
  Irvine, CA 92614

  Betty E. Davis                     Vice President
  1125 17th Street
  Suite 800
  Denver, CO 80202

  Thomas G. Hogan, Jr.               Vice President
  400 Atrium Drive
  Somerset, NJ 08837

  Enid M. Reichert                   Vice President, Appointed Actuary
  501 Route 22
  Bridgewater, NJ 08807

  Jonathan L. Rosenthal              Vice President, Chief Hedging Officer
  10 Park Avenue
  Morristown, NJ 07962

  Christopher A. Kremer              Vice President
  501 Boylston Street
  Boston, MA 02116

  Marian J. Zeldin                   Vice President
  300 Davidson Avenue
  Somerset, NJ 08873

Name and Principal Business Address  Positions and Offices with Depositor
-----------------------------------  ------------------------------------------

  Karen A. Johnson                   Vice President
  501 Boylston Street
  Boston, MA 02116

  Deron J. Richens                   Vice President
  5 Park Plaza
  Suite 1900
  Irvine, CA 92614

  Jeffrey N. Altman                  Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Roberto Baron                      Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Paul L. LeClair                    Vice President
  501 Boylston Street
  Boston, MA 02116

  Gregory E. Illson                  Vice President
  501 Boylston Street
  Boston, MA 02116

  George Luecke                      Vice President, Annuity Finance
  1095 Avenue of the Americas
  New York, NY 10036

  Lisa S. Kuklinski                  Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Jeffrey P. Halperin                Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Eric T. Steigerwalt                Treasurer
  1095 Avenue of the Americas
  New York, NY 10036

  Mark S. Reilly                     Vice President
  1300 Hall Boulevard
  Bloomfield, CT 06002-2910

  Gene L. Lunman                     Vice President
  1300 Hall Boulevard
  Bloomfield, CT 06002-2910

  Robert L. Staffier                 Vice President
  501 Boylston Street
  Boston, MA 02116

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

   The Registrant is a separate account of MetLife Investors USA Insurance Company under Delaware insurance law. MetLife Investors USA Insurance Company is a wholly-owned direct subsidiary of MetLife Insurance Company of Connecticut which in turn is a direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS

   (To be updated by amendment.)

ITEM 28. INDEMNIFICATION

   The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in Metlife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

   A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The foregoing sentence notwithstanding, if the Delaware General Corporation Law hereafter is amended to authorized further limitations of the liability of a director of a corporation, then a director of the corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 7 by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

Met Investors Series Trust
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two

     (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL BUSINESS ADDRESS POSITIONS AND OFFICES WITH UNDERWRITER
----------------------------------- -----------------------------------------------------
Michael K. Farrell                  Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                    Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                  Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                   President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                 Executive Vice President, Investment Fund Management
1095 Avenue of the Americas         & Marketing
New York, NY 10036

Paul A. LaPiana                     Executive Vice President, National Sales Manager-Life
5 Park Plaza, Suite 1900
Irvine, CA 92614

Richard C. Pearson                  Executive Vice President, General Counsel and
5 Park Plaza, Suite 1900            Secretary
Irvine, CA 92614

Peter Gruppuso                      Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

John C. Kennedy                     Senior Vice President, National Sales Manager, Bank
1 MetLife Plaza                     and Broker/Dealer
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers                  Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Curtis Wohlers                      Senior Vice President, National Sales Manager,
1 MetLife Plaza                     Independent Planners and Insurance Advisors
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey A. Barker                   Senior Vice President, Channel Head-Independent
1 MetLife Plaza                     Accounts
27-01 Queens Plaza North
Long Island City, NY 11101

Andrew Aiello                       Senior Vice President, Channel Head-National Accounts
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jay S. Kaduson                      Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt                 Treasurer
1095 Avenue of the Americas
New York, NY 10036

Debora L. Buffington                Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                       Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

NAME AND PRINCIPAL BUSINESS ADDRESS POSITIONS AND OFFICES WITH UNDERWRITER
----------------------------------- -----------------------------------------------------

Paul M. Kos                         Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Deron J. Richens                    Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy Sturdivant                    Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                    Vice President
1095 Avenue of the Americas
New York, NY 10036

     (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                 (1)                          (2)             (3)          (4)         (5)
                                        Net Underwriting
                                         Discounts And   Compensation   Brokerage     Other
Name of Principal Underwriter             Commissions    On Redemption Commissions Compensation
-----------------------------           ---------------- ------------- ----------- ------------
MetLife Investors Distribution Company    $357,776,663        $0           $0           $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

   The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

   (a) Registrant

   (b) MetLife Annuity Operations, 27000 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266

   (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA 02110

   (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

   (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

   (f) MetLife, 18210 Crane Nest Dr., Tampa, FL 33647

   (g) MetLife, 501 Boylston Street, Boston, MA 02116

   (h) MetLife, 200 Park Avenue, New York, NY 10166

   (i) MetLife, 1125 17th Street, Denver, CO 80202

   (j) Fidelity [to be filed by amendment]

ITEM 31. MANAGEMENT SERVICES

   Not Applicable.

ITEM 32. UNDERTAKINGS

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional

Information and any financial statement required to be made available under this Form promptly upon written or oral request.

                                REPRESENTATIONS

   MetLife Investors USA Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the city of Irvine and State of California on this 13th day of August 2009.


  METLIFE INVESTORS USA SEPARATE ACCOUNT A
  (Registrant)

  By:  METLIFE INVESTORS USA INSURANCE COMPANY

  By:  /s/ Richard C. Pearson
       -------------------------------
       Richard C. Pearson
       Vice President and Associate General Counsel


  METLIFE INVESTORS USA INSURANCE COMPANY
  (Depositor)

  By:  /s/ Richard C. Pearson
       -------------------------------
       Richard C. Pearson
       Vice President and Associate General Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 13, 2009.


/s/ Michael K. Farrell*
----------------------------------    Chairman of the Board, President, Chief
Michael K. Farrell                    Executive Officer and Director

/s/ James J. Reilly*
----------------------------------    Vice President-Finance (principal financial
James J. Reilly                       officer and principal accounting officer)

/s/ Susan A. Buffum*
----------------------------------    Director
Susan A. Buffum

/s/ Jay S. Kaduson*
----------------------------------    Vice President and Director
Jay S. Kaduson

/s/ Bennett D. Kleinberg
----------------------------------    Director and Vice President
Bennett D. Kleinberg

/s/ Elizabeth M. Forget*
----------------------------------    Executive Vice President and Director
Elizabeth M. Forget

/s/ George Foulke*
----------------------------------    Director
George Foulke

/s/ Paul A. Sylvester*
----------------------------------    Director
Paul A. Sylvester

/s/ Richard C. Pearson*
----------------------------------    Vice President, Associate General Counsel,
Richard C. Pearson                    Secretary and Director

/s/ Jeffrey A. Tupper*
----------------------------------    Assistant Vice President and Director
Jeffrey A. Tupper

       *By:  /s/ John E. Connolly, Jr.
             ------------------------------
             John E. Connolly, Jr. Attorney-In-Fact
             August 13, 2009

* MetLife Investors USA Insurance Company. Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS

 4(i)  Draft Form of Individual Single Premium Deferred Variable Annuity
       Contract

 4(vi) Draft Form of Contract Schedule

 5     Draft Form of the Application

13     Powers of Attorney for MetLife Investors USA Insurance Company